INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2024

November 27, 2024

Hamilton, Bermuda, November 27, 2024 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended September 30, 2024.

Highlights

▪
Net income of $56.3 million and earnings per share of $0.28 (basic) for the third quarter of 2024, compared to net income of $62.5 million and earnings per share of $0.31 (basic) for the second quarter of 2024.

▪	Adjusted EBITDA[1] of $124.4 million for the third quarter of 2024, compared to $120.3 million for the second quarter of 2024.
▪	Adjusted net income[1] of $66.7 million for the third quarter of 2024, compared to $63.4 million for the second quarter of 2024.
▪	Reported TCE[2] rates for Capesize and Panamax vessels of $28,295 per day and $16,361 per day, respectively, and $23,726 per day for the entire fleet in the third quarter of 2024.
▪	Entered into agreements to sell one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million.
▪	Announced the renewal of its share buy-back program for an additional 12 months.
▪	Entered into a $150 million facility to refinance six Newcastlemax vessels, at highly attractive terms.
▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$26,300 per day for 82% of Capesize available days and $14,600 per day for 83% of Panamax available days for the fourth quarter of 2024.
•	$21,060 per day for 27% of Capesize available days and $17,500 per day for 15% of Panamax available days for the first quarter of 2025.
▪
Announced a cash dividend of $0.30 per share for the third quarter of 2024, which is payable on or about December 18, 2024, to shareholders of record on December 9, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about December 20, 2024.

Peder Simonsen, Interim Chief Executive Officer and Chief Financial Officer, commented:

"Golden Ocean delivered strong performance with achieved market rates significantly above the indexes for the third quarter. This is attributable to our modern, fuel-efficient fleet, strong commercial capabilities, and industry leading low cash-break-even. We continue to execute on our strategy of divesting older and less efficient tonnage at attractive valuations. The macro and geopolitical environment creates volatility in the financial markets and freight market impacting sentiment, despite healthy trading volumes across all commodities. Looking ahead, the freight market is expected to benefit with tonne-mile growth, with the strong iron ore and bauxite exports out of Brazil and Guinea to Asia being the main driver. Combined with a healthy vessel supply outlook we remain optimistic for the years to come. With a modern fleet and strong balance sheet, Golden Ocean is well positioned to generate strong cash flow and attractive returns to our shareholders.”

1Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share are non-GAAP measures. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.
2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 91 vessels with an aggregate capacity of approximately 13.8 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	83 vessels owned by the Company (51 Capesize and 32 Panamax vessels); and
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements.

In September 2024, the Company entered into agreements to sell one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million. The vessels were delivered to their new owners in the fourth quarter of 2024, and classified as held for sale as of September 30, 2024. Total gain from sale of approximately $16.5 million will be recorded upon delivery in the fourth quarter of 2024.

Thirteen drydocks of Capesize vessels are expected to be carried out in the fourth quarter of 2024. Four of these have been substantially completed as of the date of this report. Further, seven drydocks are pending in the first quarter of 2025, mostly for Capesize vessels.

The Company’s estimated TCE rates for the fourth quarter of 2024 are $26,300 per day for 82% of available days for Capesize vessels and $14,600 per day for 83% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the fourth quarter of 2024. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured 27% of total days at an average rate of $21,060 per day for Capesize vessels and 15% of total days for Panamax vessels at an average rate of $17,500 per day in the first quarter of 2025.

Corporate Development

On October 2, 2024, the Company renewed its existing share buy-back program for a further 12 months, up to October 4, 2025.

In October 2024, the Company entered into a $150 million credit facility with a group of first tier European shipping banks to refinance six Newcastlemax vessels. The senior secured credit facility has a five-year tenor and an age-adjusted amortization profile of 20 years. The facility is priced with interest rate of Secured Overnight Financing Rate (‘’SOFR’’) plus a margin of 165 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

The Company announced today a cash dividend of $0.30 per share for the third quarter of 2024, which is payable on or about December 18, 2024, to shareholders of record on December 9, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about December 20, 2024.

Third Quarter 2024 Results

Third Quarter 2024 Income Statements

The Company reported net income of $56.3 million and basic earnings per share of $0.28 for the third quarter of 2024, compared to net income of $62.5 million and basic earnings per share of $0.31 for the second quarter of 2024.

Adjusted net income for the third quarter of 2024 was $66.7 million, compared to $63.4 million for the second quarter of 2024.

Adjusted EBITDA was $124.4 million for the third quarter of 2024, an increase of $4.1 million from $120.3 million for the second quarter of 2024.

Operating revenues were $260.6 million in the third quarter of 2024, an increase of $10.5 million from $250.1 million in the second quarter of 2024. The Company achieved an average TCE rate for the entire fleet of $23,726 per day in the third quarter of 2024 compared to $23,535 per day in the second quarter of 2024.

The total number of onhire days increased by 226 days compared to the second quarter of 2024, due in part to a 118-day increase in trading activity days. Five vessels were in drydocks during the third quarter of 2024, compared to four vessels in previous quarter, resulting in 253 offhire days, compared to 193 offhire days in the second quarter of 2024. Voyage expenses increased by $1.3 million to $54.1 million from the second quarter of 2024 mostly due to higher port expenses as a result of different trading pattern.

Other revenues were $2.5 million in the third quarter of 2024, compared to $0.2 million in the second quarter of 2024 as a result of insurance income being recognized in the period.

Gain from disposal of vessels was $4.2 million in the third quarter of 2024 related to the sale of one Panamax vessel. No gain from disposal of vessels was recorded in the second quarter of 2024.

Ship operating expenses amounted to $69.4 million in the third quarter of 2024 compared to $66.3 million in the second quarter of 2024. In the third quarter of 2024, ship operating expenses included $54.9 million in running and other various expenses (compared to $54.1 million in the second quarter of 2024). Running expenses mainly consisted of crew costs, repairs and maintenance, spares and insurance.

In addition to running expenses, ship operating expenses included $9.7 million in drydocking expenses (compared to $6.4 million in the second quarter of 2024) and $2.4 million in various energy saving initiatives and digitalization expenses (compared to $4.3 million in the second quarter of 2024). In the third quarter of 2024, $2.4 million in estimated ship operating expenses for vessels on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared to $1.5 million in the second quarter of 2024) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,700.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

Charter hire expenses were $6.4 million in the third quarter of 2024 compared to $4.8 million in the second quarter of 2024. Most of the increase relates to the increase in chartered-in days compared to the second quarter of 2024 of 118 days.

Administrative expenses were $5.3 million in the third quarter of 2024, compared to $5.1 million in the second quarter of 2024.

Depreciation was $35.8 million in the third quarter of 2024, compared to $35.2 million in the second quarter of 2024.

Net interest expense was $25.5 million in the third quarter of 2024, an increase from $0.2 million in the second quarter of 2024.

In the third quarter of 2024, the Company recorded a $11.0 million net loss on derivatives, mainly resulting from $14.5 million in unrealized loss on the mark-to-market changes of interest rate swaps, a $0.5 million realized loss on forward freight agreements and bunker derivatives, which was partially offset by $4.0 million in realized gains/interest income on interest rate swaps.

The Company recorded a loss from associated companies of $0.7 million in the third quarter of 2024 compared to a loss of $0.4 million in the second quarter of 2024.

Third Quarter 2024 Cash Flow Statements and Balance Sheet as of September 30, 2024

As of September 30, 2024, the Company had cash and cash equivalents of $117.6 million, including restricted cash balances of $1.4 million, an increase of $14.6 million from the second quarter of 2024. In addition, the Company had $150.0 million available under its revolving credit facilities. In the third quarter of 2024, cash provided by operating activities amounted to $100.8 million, including a negative working capital change of $2.9 million and dividends of $0.2 million received from associated companies.

For the three months ended September 30, 2024, total net cash used in investing activities was $4.4 million, following $25.2 million in installment payments and other costs for our Kamsarmax newbuilding contracts, partially offset by $20.8 million proceeds from the sale of Golden Ruby.

Net cash used in financing activities was $81.8 million in the third quarter of 2024 and included a partial $21.6 million drawdown on the $85 million credit facility upon delivery of one newbuilding in the period. Further, $28.9 million in scheduled debt repayment, $8.1million in prepayment of debt related to one Panamax vessel sold in the period, $6.1 million in repayment of finance leases, $0.3 million in debt fees and $60.0 million in dividend payments were recorded.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

As of September 30, 2024, the book value of the Company's long-term debt was $1,320.5 million, including the current portion of long-term debt of $115.6 million. The book value of finance lease obligations was $72.9 million, including the current portion of finance lease obligations of $19.5 million.

The Dry Bulk Market
The dry bulk market remained healthy in the third quarter of 2024, supported by continued strong Chinese demand for coal, bauxite and iron ore. Freight rate momentum carried over from the prior quarter, supported by year-over-year demand growth across all commodity groups as well as longer sailing distances. Once again, larger vessel segments where the Company’s fleet is focused, showed relative strength on the back of strong demand trade of iron ore and bauxite in the Atlantic basin. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 89.1% in the third quarter of 2024, according to Maritime Analytics, indicating a continued tight market balance. Total seaborne transportation of dry bulk goods was 1,272 mt in the third quarter of 2024, representing an increase of 2.0% compared with the second quarter of 2024 and 4.5% compared with the third quarter of 2023.

Global steel production declined by 8.4% in the third quarter of 2024 compared with the second quarter of 2024, driven by a 12.0% decline in production in China, the world’s largest steel producer. Indian steel production was relatively unchanged in the third quarter of 2024 compared with the second quarter of 2024 but increased by 2.8% compared with the third quarter of 2023, continuing a steady long-term upwards trajectory. Outside of China and India, steel production decreased by 4.5% compared with the prior quarter. Global steel production is expected to increase over the next several years as construction activity recovers from current depressed levels.

Third quarter global iron ore imports increased by 1.5% compared with the second quarter of 2024 and by 0.8% compared with the third quarter of 2023. Chinese iron ore imports increased by 2.1% compared with both the second quarter of 2024 and the third quarter of 2023. Imports of iron ore to China from Brazil increased by 25.8% in the third quarter of 2024, the second consecutive quarter of +25% sequential growth. Brazilian iron ore exports reached the highest level since 2018, and exports are expected to remain robust for the balance of the year, providing continued support to tonne-mile demand for Capesize vessels.

Global coal imports increased by 6.7% in the third quarter of 2024 compared with the second quarter of 2024 and by 6.1% compared with the third quarter of 2023, driven by elevated imports to China, Japan, South Korea, and Europe. Chinese coal imports reached a yet another record level during the third quarter of 2024.

Trade of minor bulks, including bauxite, increased by 0.1% compared with the second quarter of 2024 and by 5.7% compared with the third quarter of 2023. Global bauxite volumes are down 9% compared to second quarter of 2024 due to an unusually severe rainy season in West Africa. However, global bauxite trade is up 15% compared to third quarter of 2023 and up 18% for the first nine months of 2024, primarily driven by increased Guinean export volumes. Bauxite exports from Guinea have grown significantly in recent years, with over 70% of volumes traveling long distances to China. This trade, which is primarily carried out by Capesize vessels, has provided strong incremental demand throughout the year.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

Transportation of essential agribulks, which includes wheat, corn and soybeans, decreased by 2.5% compared with the second quarter of 2024 but increased by 7.7% compared with the third quarter of 2023. Despite the decrease in volumes, tonne-mile demand for agribulks increased by 15.4% compared with the third quarter of 2023 as sailing distances both have seen a structural increase and is impacted by the Red Sea situation. Maritime Analytics expects global agribulk tonne-mile demand to grow by 9.1% in 2024 before moderating to 1.9% in 2025.

The global fleet of dry bulk vessels amounted to 1,027.8 million dwt at the end of the third quarter of 2024, absorbing a net increase of 7.9 million dwt (0.8%) in the quarter. A total of 7.5 million dwt of vessels was ordered during the quarter, the lowest level since the fourth quarter of 2021. Capesize vessels represented less than 10% of orders, based on dwt. The orderbook as a percentage of the global fleet stood at 10.5% at the end of the third quarter, roughly unchanged from the start of 2024, but well below an average exceeding 20% over the last 25 years and remains near historical low levels. The Capesize orderbook stands at 7.5% as of the end of the quarter, the lowest percentage among the dry bulk segments. Vessel recycling was not meaningful in the Capesize and Panamax segments in the third quarter of 2024, and port congestion remained at low levels from a historical perspective. Effective fleet capacity continues to be moderately impacted by longer sailing distances as vessels have avoided the Suez Canal due to geopolitical tensions in the region, which was partly offset by a slight improvement in conditions that have affected Panama Canal transits over the last several quarters.

Strategy and Outlook
The International Monetary Fund (“IMF”) has maintained its global GDP growth forecasts to 3.2% in 2024 and decreased its 2025 forecast slightly to 3.2% (-0.1%) in its October forecast. The GDP growth forecast for emerging Asian economies has also been maintained at 5.4% in 2024 and 5.1% in 2025. The forecast is being driven by India, where GDP is forecast to grow by 7.0% in 2024 and by 6.5% in 2025, while the IMF forecasts China's GDP to grow by 4.8% and 4.5% in 2024 and 2025, respectively. Further, the IMF has stated that the global inflation has been largely tamed, although price pressures remain in some countries.

The Chinese government has displayed an increasing sense of urgency to act decisively in stimulating its economy through a variety of measures, including monetary easing, property deregulation, and bank recapitalization. In July, China announced the largest interest rate cut since 2020, along with subsidies for electric vehicles, which generate significant demand for bauxite, and other measures to stimulate consumer spending. August saw the highest level of local government special bond issuance since February 2022. Following the meeting of the National People’s Congress earlier this month, the Chinese government announced a series of fiscal policies to continue to provide debt relief to local governments, support portions of the property market, recapitalize banks, and increase support for low-income householder and students. The country’s Minister of Finance stated that there is “relatively big room” for China to issue debt and increase the fiscal deficit, suggesting potential for additional fiscal policies to support the economy.

India’s economy is expected to continue to grow at a strong pace. Its economic trajectory continues to drive demand for dry bulk commodities (4% annual growth last five years), positioning the country as a critical player for the foreseeable future. The Indian government has prioritized infrastructure investment, with an unprecedented allocation of nearly $134 billion for 2024-25. This commitment to infrastructure includes extensive road, rail, and port development projects, which are heavily dependent on bulk commodities like steel, cement, and other raw materials. Given the scale of these projects, demand for construction materials is surging. Additionally, India’s push for rapid industrialization has spurred the need for coal and iron ore to fuel its energy and steel production sectors. As India aims to boost its manufacturing sector through initiatives like “Make in India,” the demand for raw materials is expected to continue to expand, contributing to rising imports.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

Growth in new iron ore production mines and exports over the next several years is expected to require further vessel capacity, particularly in the Capesize segment. The largest of these projects is the Simandou mine in Guinea, which contains the world's largest untapped reserves of high-grade iron ore. Major mining companies, including Rio Tinto, are actively involved in the project and according to the latest report the project is on track to deliver first production in late 2025. In September, Vale raised its 2024 iron ore guidance from 310 – 320 million tons to 323 – 330 million tons. Adding to this positive outlook, Vale has begun commissioning the Vargem project which will contribute with approximately 15 million tons of increased iron ore production. Together with the Capanema and S11D projects, this represents an important step towards achieving the iron ore production guidance of 340-360 million metric tons by 2026.

Global tonne-mile demand is forecast to increase 5.0% in 2024 and 2.7% in 2025, according to Maritime Analytics, driven by volume growth in continued strength in bauxite and coal trades and longer distances for iron ore trade. Fleet utilization is forecast to remain elevated, implying continued strength of dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher. The timing of the reopening of the Suez Canal remains uncertain, and a normalization of canal transit would likely negatively impact tonne-miles. On the other hand, port congestion has bottomed and represents potential upside to fleet utilization forecasts.

The outlook for fleet supply remains promising, with limited growth expected over the next several years. The orderbook stands at historic lows relative to the operating fleet, with new shipbuilding constrained by high costs and limited shipyard capacity. These factors combined with tightening environmental regulations is anticipated to support the freight market through 2027. To meet new standards, many shipowners are likely to reduce vessel speeds, invest in energy-saving technologies, or consider retiring less efficient vessels. These shifts are expected to create a more differentiated market, with varying levels of compliance shaping fleet dynamics. Fleet expansion is unlikely to pose significant risks, while external factors such as geopolitical tensions and low port congestion could create upside opportunities by impacting the effective supply across key shipping lanes.

Golden Ocean has effectively pursued a strategy of fleet investment aimed at ensuring robust cash flow generation across varying market conditions. With industry-leading daily cash breakeven levels averaging around $13,750 across the full fleet, the Company has maintained an exceptionally competitive cost base. This approach, combining low breakeven rates with a modern, fuel-efficient fleet capable of achieving premium rates, not only shields the Company from potential market downturns but also positions it to capitalize on high cash flow during favorable market cycles.

The Board of Directors continues to prioritize returning value to its shareholder and has consistently allocated capital towards dividends. While the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk market.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 27, 2024

Questions should be directed to:
Peder Simonsen: Interim Chief Executive Officer and Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuilding could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cybersecurity threats and data security breaches, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024
9

of Europe and the Euro or the inability of countries to refinance their debts; inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the Company potentially becoming subject to corporate income tax in Bermuda in the future; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2023.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2024

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Operating revenues
Time charter revenues	160,075	151,486	97,215	474,811	278,908
Voyage charter revenues	98,059	98,364	123,932	278,956	350,877
Other revenues	2,487	241	516	3,680	1,777
Total operating revenues	260,621	250,091	221,663	757,447	631,562

Gain from disposal of vessels	4,202	—	831	5,335	3,414

Operating expenses
Voyage expenses and commissions	54,066	52,743	65,082	156,845	188,708
Ship operating expenses	69,441	66,313	64,472	198,365	188,534
Charter hire expenses	6,363	4,846	8,339	18,517	35,331
Administrative expenses	5,282	5,109	4,441	17,821	13,770
Impairment loss on vessels	—	—	—	—	11,780
Depreciation	35,813	35,178	35,272	106,067	99,359
Total operating expenses	170,965	164,189	177,606	497,615	537,482

Net operating income	93,858	85,902	44,888	265,167	97,494

Other income (expenses)
Interest income	1,466	1,715	740	5,137	3,425
Interest expense	(26,963)	(27,009)	(28,803)	(83,149)	(75,000)
Gain/(loss) on derivatives	(11,039)	2,408	12,647	3,379	19,608
Equity results of associated companies	(731)	(418)	(282)	(5,707)	9,585
Other financial items	(212)	(54)	(426)	(467)	(224)
Net other expenses	(37,479)	(23,358)	(16,124)	(80,807)	(42,606)
Net income before income taxes	56,379	62,544	28,764	184,360	54,888
Income tax expense	50	50	30	150	90
Net income	56,329	62,494	28,734	184,210	54,798

Per share information:
Earnings per share: basic and diluted	$0.28	$0.31	$0.14	$0.92	$0.27

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of September 30, 2024	As of June 30, 2024	As of December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	116,201	99,454	116,382
Restricted cash	1,446	3,601	2,254
Other current assets	189,318	181,428	160,281
Total current assets	306,965	284,483	278,917
Vessels and equipment, net	2,950,485	2,984,408	2,987,360
Vessels held for sale	40,299	16,455	14,486
Newbuildings	17,814	31,421	54,777
Finance leases, right of use assets, net	57,423	61,191	68,643
Operating leases, right of use assets, net	7,775	8,367	9,538
Other long term assets	65,036	75,535	75,297
Total assets	3,445,797	3,461,860	3,489,018

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	115,573	115,361	109,309
Current portion of finance lease obligations	19,494	20,149	19,601
Current portion of operating lease obligations	2,713	2,697	2,632
Other current liabilities	114,654	105,177	94,649
Total current liabilities	252,434	243,384	226,191
Long-term debt	1,204,926	1,220,157	1,260,758
Non-current portion of finance lease obligations	53,446	57,668	67,987
Non-current portion of operating lease obligations	7,565	8,215	9,621
Other long-term liabilities	708	2,039	2,570
Total liabilities	1,519,079	1,531,463	1,567,127
Equity	1,926,718	1,930,397	1,921,891
Total liabilities and equity	3,445,797	3,461,860	3,489,018

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net income	56,329	62,494	28,734	184,210	54,798
Adjustments to reconcile net income to net cash provided by operating activities
Gain from disposal of vessels	(4,202)	—	(831)	(5,335)	(3,414)
Depreciation	35,813	35,178	35,272	106,067	99,359
Impairment loss on vessels	—	—	—	—	11,780
Amortization of time charter party out contracts	(427)	(423)	(447)	(1,272)	(992)
Dividends from associated companies	150	400	625	1,128	17,493
Equity results from associated companies	731	418	282	5,707	(9,585)
Mark to market value on derivatives	14,782	1,234	(6,121)	10,399	(9,800)
Other, net	600	1,120	960	3,682	3,116
Change in operating assets and liabilities	(2,945)	(23,475)	(11,076)	(10,999)	6,711
Net cash provided by operating activities	100,831	76,946	47,398	293,587	169,466
Investing activities
Additions to vessels and right of use assets	(381)	—	(45,269)	(1,252)	(299,279)
Additions to newbuildings	(24,809)	(25,531)	(58,059)	(77,363)	(171,798)
Repayments of loans receivable from related parties	—	—	—	—	925
Proceeds from sale of vessels	20,790	—	14,801	36,499	73,673
Other investing activities, net	—	—	2	—	6
Net cash used in investing activities	(4,400)	(25,531)	(88,525)	(42,116)	(396,473)
Financing activities
Repayment of long-term debt	(37,038)	(229,347)	(35,581)	(602,041)	(333,086)
Proceeds from long-term debt	21,600	201,600	97,440	553,420	634,580
Net proceeds from share distributions	—	—	692	522	692
Debt fees paid	(309)	(1,879)	(401)	(5,990)	(4,917)
Dividends paid	(60,008)	(60,008)	(19,938)	(179,905)	(80,057)
Share repurchases	—	—	(904)	—	(8,356)
Repayment of finance leases	(6,084)	(6,133)	(7,764)	(18,466)	(20,182)
Net cash provided by (used in) financing activities	(81,839)	(95,767)	33,544	(252,460)	188,674
Net change	14,592	(44,352)	(7,583)	(989)	(38,333)
Cash, cash equivalents and restricted cash at start of period	103,055	147,407	107,323	118,636	138,073
Cash, cash equivalents and restricted cash at end of period	117,647	103,055	99,740	117,647	99,740

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Number of shares outstanding
Balance at beginning of period	199,628,293	200,485,621
Repurchase of shares	—	(1,107,328)
Distribution of treasury shares	400,000	250,000
Balance at end of period	200,028,293	199,628,293
Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(11,527)	(5,014)
Repurchase of shares	—	(8,357)
Share distribution	2,950	1,844
Balance at end of period	(8,577)	(11,527)
Additional paid in capital
Balance at beginning of period	1,124	851
Stock option expense	—	258
Balance at end of period	1,124	1,109
Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257
Accumulated earnings
Balance at beginning of period	339,976	328,878
Distributions to shareholders	(179,905)	(80,057)
Distribution of treasury shares	(2,428)	(1,150)
Net income	184,210	54,798
Balance at end of period	341,853	302,469
Total equity	1,926,718	1,884,369
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 20, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2024, are based on the weighted average number of shares outstanding of 200,028,293 and 199,911,077, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares. As of September 30, 2024, there were no outstanding share options. For the nine months ended September 30, 2024, outstanding share options were dilutive under the treasury stock method by 108,159 shares.

4. Vessels and equipment, net and vessels held for sale

In September 2024, the Company entered into agreements to sell one Newcastlemax vessel and one Panamax vessel for a total net consideration of $56.8 million. The vessels were delivered to their new owners in the fourth quarter of 2024, and classified as held for sale as of September 30, 2024. Total gain from the sale of approximately $16.5 million will be recorded upon delivery in the fourth quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

In June 2024, the Company entered into an agreement to sell one Panamax vessel for net consideration of $20.8 million. The vessel was delivered to its new owner in the third quarter of 2024 and a gain from sale of approximately $4.2 million was recorded upon delivery in the third quarter of 2024.

In December 2023, the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.7 million. The vessel was delivered to its new owner in the first quarter of 2024 and the gain from sale of $1.1 million was recorded upon delivery in the first quarter of 2024.

With reference to Note 5 “Newbuildings”, three newbuildings were delivered during the nine months ended September 30, 2024. Related accumulated costs were transferred to 'Vessels and equipment, net' in the total amount of $114.7 million.

5. Newbuildings

As described above, during the nine months ended September 30, 2024, three out of the remaining four Kamsarmax newbuildings were delivered with total costs of $114.7 million. As of September 30, 2024, the Company had capitalized costs of $17.8 million relating to the construction contract for the remaining Kamsarmax newbuilding.

6. Leases

As of September 30, 2024, the Company had seven vessels held under finance lease and one vessel held under operating lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). In connection with these leases, for the three and nine months ended September 30, 2024, the Company made a total repayment to SFL of $6.1 million and $18.5 million, respectively.

As of September 30, 2024, the Company’s book value of finance lease obligations was $72.9 million, including the current portion of $19.5 million.

7. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $43.5 million as of September 30, 2024.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $6.3 million as of September 30, 2024.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the nine months ended September 30, 2024, the Company received dividends from UFC of $1.1 million, which were recorded as a reduction of investments. The book value of the investment amounted to $1.9 million as of September 30, 2024.

8. Long-term debt

As of September 30, 2024, the Company’s book value and outstanding principal of long-term debt was $1,320.5 million and $1,332.1 million, respectively. The current portion of long-term debt was $115.6 million.

During the nine months ended September 30, 2024, the Company repaid $75.0 million on its revolving credit facilities, which resulted in undrawn revolving credit facility balance of $150.0 million at period end.

In April 2024, the Company entered into and fully drew down a $180 million credit facility to refinance six Newcastlemax vessels. The credit facility which is secured by the six vessels has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 160 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In December 2023, the Company signed a sale-and-leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of September 30, 2024, three newbuildings were delivered and the Company drew $63.4 million under the facility.

9. Share capital

As of September 30, 2024, the Company had 201,190,621 issued and 200,028,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,162,328 shares in treasury.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares.

In the third quarter of 2024, the Company paid an aggregate of $60.0 million, or $0.30 per share in dividends to its shareholders related to its second quarter of 2024 results.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the third quarter of 2024.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

Pursuant to its agreement with TFG, the Company paid $105.5 million for bunker procurement in the nine months ended September 30, 2024. As of September 30, 2024, amounts payable to TFG totaled $9.7 million.

11. Commitment and contingencies

As of September 30, 2024, the Company had one vessel under construction and outstanding contractual commitments of $19.8 million due by the fourth quarter of 2024.

With reference to Note 7, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of September 30, 2024, there is no exposure under this guarantee.

12. Subsequent events

In October 2024, the Company entered into a $150 million credit facility with a group of first tier European shipping banks to refinance six Newcastlemax vessels. The senior secured credit facility has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 165 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In November 2024, one last Kamsarmax newbuilding under construction was delivered to the Company, and related commitments fully settled.

On November 27, 2024, the Company announced a cash dividend of $0.30 per share in respect of the third quarter of 2024, which is payable on or about December 18, 2024, to shareholders of record on December 9, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about December 20, 2024.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

(in thousands of $)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net income	56,329	62,494	28,734	184,210	54,798
Interest income	(1,466)	(1,715)	(740)	(5,137)	(3,425)
Interest expense	26,963	27,009	28,803	83,149	75,000
Income tax expense	50	50	30	150	90
Depreciation	35,813	35,178	35,272	106,067	99,359
Amortization of time charter party out contracts	(427)	(423)	(447)	(1,272)	(992)
Earnings before Interest Taxes Depreciation and Amortization	117,262	122,593	91,652	367,167	224,830
Impairment loss on vessels	—	—	—	—	11,780
Gain from disposal of vessels	(4,202)	—	(831)	(5,335)	(3,414)
(Gain)/loss on derivatives	11,039	(2,408)	(12,647)	(3,379)	(19,608)
Other financial items	260	95	704	516	406
Adjusted Earnings before Interest Taxes Depreciation and Amortization	124,359	120,280	78,878	358,969	213,994

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted Net Income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

The Company presents Adjusted Net Income in addition to Net Income because Adjusted Net Income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive at adjusted Net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net income	56,329	62,494	28,734	184,210	54,798
Add back: Impairment loss on vessels	—	—	—	—	11,780
Less: Gain from disposal of vessels	(4,202)	—	(831)	(5,335)	(3,414)
Market to market value on derivatives	14,782	1,234	(6,121)	10,399	(9,800)
Amortization of time charter party out contracts	(427)	(423)	(447)	(1,272)	(992)
Other financial items	260	95	704	516	406
Adjusted net income	66,742	63,400	22,039	188,518	52,778
Weighted average number of shares outstanding - basic	200,028	200,028	199,406	199,911	200,024
Weighted average number of shares outstanding - diluted	200,028	200,028	199,406	199,911	200,024
Adjusted earnings per share - basic and diluted	$0.33	$0.32	$0.11	$0.94	$0.26

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

(in thousands of $)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Total operating revenues	260,621	250,091	221,663	757,447	631,562
Add: Amortization of time charter party out contracts	(427)	(423)	(447)	(1,272)	(992)
Less: Other revenues*	2,487	241	516	3,680	1,777
Net time and voyage charter revenues	257,707	249,427	220,700	752,495	628,793
Less: Voyage expenses & commission	54,066	52,743	65,082	156,845	188,708
Time charter equivalent income	203,641	196,684	155,618	595,650	440,085
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
TCE Income Capesize vessels	149,880	148,876	100,370	445,566	265,807
TCE Income Panamax, Ultramax vessels*	53,761	47,808	55,248	150,084	174,278
Total Time charter equivalent income	203,641	196,684	155,618	595,650	440,085

in days
Fleet onhire days Capesize vessels	5,297	5,316	5,523	16,006	15,614
Fleet onhire days Panamax, Ultramax vessels*	3,286	3,041	3,590	9,566	10,964
Total Fleet onhire days	8,583	8,357	9,113	25,572	26,578
in $ per day
TCE per day Capesize vessels	28,295	28,005	18,173	27,837	17,024
TCE per day Panamax, Ultramax vessels*	16,361	15,721	15,389	15,689	15,895
Time charter equivalent rate	23,726	23,535	17,076	23,293	16,558

* No Ultramax vessels in the Company’s fleet as of September 30, 2024.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2024